January 5, 2010

Ms. Sandy Eisen
US Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:      Sharpe Resources Corporation
            Form 20-F for the Fiscal Year Ending December 31, 2008
            Filed July 14, 2009
            File No. 1-34399

Dear Ms. Eisen:

In response to your letter dated December 23, 2009, we would like to request additional time to respond to the questions/concerns you have raised regarding our Form 20-F for the fiscal year ending December 31, 2009.   We are requesting until January 22, 2010 to complete our response.

As a small resource company our objective is to follow the rules of all governmental agencies to the best of our ability.   My earnest objective is to provide the most accurate information to the regulatory agencies and authorities and our currently small group of US investors.  We appreciate any support to help insure that our current and future disclosures to the public will represent the best that can be accomplished.

Sincerely,

/s/ Roland M. Larsen

Roland M. Larsen
President